June 27, 2016

Re:	ChinaNet Online Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2016
File No. 001-34647

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of ChinaNet Online Holdings, Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 21, 2016 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34647 (the “Pre 14A”), filed on June 14, 2016 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Proposal 3: Approval to Effect a Reverse Split of the Company’s Common Stock

1. We note your statement that the reverse stock split ratio will be “one (1) share for every two (2) to eight (8) shares outstanding so that every two (2) to eight (8) outstanding shares of Common Stock before the stock split shall represent one (1) share of Common Stock after the stock split.” Please provide additional disclosure clarifying what the actual stock split ratio will be. For example, it is unclear if the stock split ratio will be one share in exchange for a to-be-determined number of shares within the disclosed spectrum of two to eight shares (i.e. 1-for-2, 1-for-3…1-for-8) or if the exchange will be one share for any group of two to eight shares owned by stockholders (i.e. effectively a 1-for-8 reverse split ratio). Please clarify the wording of your proposal and provide additional detail in the body of your proxy statement. If shareholders are voting to give the Board of Directors discretion in ultimately selecting what the reverse split ratio will be, please also disclose this fact.

In response to the Staff’s comment, the Pre 14A has been revised.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. If you have any questions regarding the Company’s response letter, please do not hesitate to contact the undersigned at +86-10-6900-5520.

Very truly yours,

/s/ Handong Cheng

Handong Cheng

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2016 with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-34647, filed on June 14, 2016 by the Company, the undersigned hereby acknowledges that in connection with the submission of this response:

•         the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•         the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ChinaNet Online Holdings, Inc.

By:	/s/ Handong Cheng
Name:	Handong Cheng
Title:	Chief Executive Officer